

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 13, 2010

<u>VIA U.S. MAIL</u>

G. Scott Faison
Senior Vice President, Finance and
Chief Financial Officer
Colfax Corporation
8730 Stony Point Parkway, Suite 150
Richmond, VA 23235

> **Re: Colfax Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-34045**

Dear Mr. Faison:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian R. Cascio
Accounting Branch Chief